As filed with the Securities and Exchange Commission on April 15, 2009

Registration No. 033-75996*
Registration No. 811-02512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 38 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B of

ING Life Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2831

Michael A. Pignatella, Counsel
ING US Legal Services
One Orange Way, C1S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

| | immediately upon filing pursuant to paragraph (b) of Rule 485 |
| X | on May 1, 2009 pursuant to paragraph (b) of Rule 485 |

If appropriate, check the following box:

| | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88722, 2-52448; and the individual deferred compensation contracts covered by Registration Statement No. 033-76000.

PART A

ING Life Insurance and Annuity Company
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored
Deferred Compensation

**Supplement dated May 1, 2009 to the Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated May 1, 2009**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective after the close of business on July 17, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING American Century Large Company Value Portfolio	ING T. Rowe Price Equity Income Portfolio
ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio®	ING Russell™ Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell™ Large Cap Growth Index Portfolio

Accordingly, effective after the close of business on July 17, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING American Century Large Company Value Portfolio (S Class) will automatically become investments in the ING T. Rowe Price Equity Income Portfolio (Class S).
- All existing account balances invested in the ING Neuberger Berman Partners Portfolio (S Class) and all existing account balances invested in the ING Oppenheimer Main Street Portfolio® (Class S) will automatically become investments in the ING Russell™ Large Cap Index Portfolio (Class I).
- Class I of the ING Russell™ Large Cap Growth Index Portfolio will automatically be added to your contract and all existing account balances invested in the ING Van Kampen Capital Growth Portfolio (Class I) will automatically become investments in the ING Russell™ Large Cap Growth Index Portfolio (Class I).

As a result of the reorganizations, effective after the close of business on July 17, 2009 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Effective after the close of business on August 7, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING AllianceBernstein Mid Cap Growth Portfolio	ING Russell™ Mid Cap Growth Index Portfolio
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Opportunistic LargeCap Growth Portfolio	ING Opportunistic LargeCap Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Accordingly, effective after the close of business on August 7, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- Class S of the ING Russell™ Mid Cap Growth Index Portfolio will automatically be added to your contract and all existing account balances invested in the ING AllianceBernstein Mid Cap Growth Portfolio (Class S) will automatically become investments in the ING Russell™ Mid Cap Growth Index Portfolio (Class S).

- All existing account balances invested in the ING Growth and Income Portfolio II (Class S) will automatically become investments in the ING Growth and Income Portfolio (Class I).
- All existing account balances invested in the ING Opportunistic LargeCap Growth Portfolio (Class I) will automatically become investments in the ING Opportunistic LargeCap Portfolio (Class I).
- All existing account balances invested in the ING Index Plus International Equity Portfolio (Class I) will automatically become investments in the ING International Index Portfolio (Class I).

As a result of the reorganizations, effective after the close of business on August 7, 2009 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganization will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

2. Effective after the close of business on July 17, 2009 or August 7, 2009, as applicable, the following information regarding the new funds made available in July and August as noted above is added to Appendix IV–Fund Descriptions.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Russell™ Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Variable Portfolios, Inc. – ING Russell™ Mid Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

<R>ING Life Insurance and Annuity Company
Variable Annuity Account B
GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION
CONTRACT PROSPECTUS – MAY 1, 2009</R>

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contracts were formerly sold as both group contracts and employer-owned individual contracts.

> *Why Reading this Prospectus is Important.* Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.
>

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.

▷ Guaranteed Accumulation Account
▷ Fixed Plus Account
▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.
<R>
Getting Additional Information. You may obtain the May 1, 2009 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the "Contract Overview - Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-158492. The SAI table of contents is listed on page 41 of this prospectus. The SAI is incorporated into this prospectus by reference.
</R>
Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

PRO.75996-09

<R>

The Funds

AIM V.I. Capital Appreciation Fund (Series I)	ING Intermediate Bond Portfolio (Class I)[2]	ING Solution 2015 Portfolio (S Class)[3]
AIM V.I. Core Equity Fund (Series I)	ING International Index Portfolio (Class I)	ING Solution 2025 Portfolio (S Class)[3]
American Funds – Growth-Income Fund (Class 2)[1]	ING International Value Portfolio (Class I)[2]	ING Solution 2035 Portfolio (S Class)[3]
American Funds – International Fund (Class 2)[1]	ING Janus Contrarian Portfolio (Class S)	ING Solution 2045 Portfolio (S Class)[3]
Calvert Social Balanced Portfolio	ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Stock Index Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING JPMorgan Mid Cap Value Portfolio (Class S)	ING Strategic Allocation Conservative Portfolio (Class I)[2][3]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING Strategic Allocation Growth Portfolio (Class I)[2][3]
Fidelity® VIP Growth Portfolio (Initial Class)	ING Legg Mason Partners Aggressive Growth Portfolio (I Class)	ING Strategic Allocation Moderate Portfolio (Class I)[2][3]
Fidelity® VIP Overseas Portfolio (Initial Class)	ING Lord Abbett Affiliated Portfolio (Class I)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
Franklin Small Cap Value Securities Fund (Class 2)	ING Marsico Growth Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)	ING Marsico International Opportunities Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING American Century Large Company Value Portfolio (S Class)	ING MFS Total Return Portfolio (Class S)	ING T. Rowe Price Growth Equity Portfolio (I Class)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING MFS Utilities Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (I Class)
ING Artio Foreign Portfolio (Class S)[2]	ING MidCap Opportunities Portfolio (Class I)[2]	ING Templeton Global Growth (Class S)
ING Balanced Portfolio, Inc. (Class I)[2]	ING Money Market Portfolio (Class I)[2]	ING Thornburg Value Portfolio (I Class)
ING Baron Asset Portfolio (S Class)	ING Neuberger Berman Partners Portfolio (S Class)	ING UBS U.S. Large Cap Equity Portfolio (I Class)
ING Baron Small Cap Growth Portfolio (S Class)	ING Oppenheimer Global Portfolio (I Class)	ING U.S. Bond Index Portfolio (Class I)[2]
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Oppenheimer Main Street Portfolio® (Class S)	ING Van Kampen Capital Growth Portfolio (Class I)
ING BlackRock Science and Technology Opportunities Portfolio (Class I)[2]	ING Oppenheimer Strategic Income Portfolio (I Class)	ING Van Kampen Comstock Portfolio (S Class)
ING Clarion Global Real Estate Portfolio (Class I)[2]	ING Opportunistic LargeCap Growth Portfolio (Class I)	ING Van Kampen Equity and Income Portfolio (I Class)
ING Clarion Real Estate Portfolio (Class S)[2]	ING Opportunistic LargeCap Portfolio (Class I)[2]	ING Van Kampen Growth and Income Portfolio (Class S)
ING Columbia Small Cap Value Portfolio (S Class)[2]	ING PIMCO High Yield Portfolio (Class S)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
ING Davis New York Venture Portfolio (S Class)	ING PIMCO Total Return Portfolio (S Class)	Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)
ING Evergreen Health Sciences Portfolio (Class S)	ING Pioneer Equity Income Portfolio (Class I)	OpCap Mid Cap Portfolio
ING FMR SM Diversified Mid Cap Portfolio (Class S)*	ING Pioneer Fund Portfolio (Class I)	Oppenheimer Main Street Small Cap Fund®/VA
ING Global Resources Portfolio (Class S)	ING Pioneer High Yield Portfolio (I Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Growth and Income Portfolio (Class I)[2]	ING Pioneer Mid Cap Value Portfolio (Class I)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING Growth and Income Portfolio II (Class S)[2]	ING Russell™ Large Cap Index Portfolio (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Index Plus International Equity Portfolio (Class I)[2]	ING Russell™ Mid Cap Index Portfolio (Class I)	Wanger International
ING Index Plus LargeCap Portfolio (Class I)[2]	ING Russell™ Small Cap Index Portfolio (Class I)	Wanger Select
ING Index Plus MidCap Portfolio (Class I)[2]	ING Small Company Portfolio (Class I)[2]	Wanger USA
ING Index Plus SmallCap Portfolio (Class I)[2]	ING SmallCap Opportunities Portfolio (Class I)[2]	
	ING Solution Income Portfolio (S Class)[3]	

*   FMR SM is a service mark of Fidelity Management & Research Company.
1   This fund is scheduled to be available on May 11, 2009.
2   This fund has changed its name to the name listed above. See Appendix IV – Fund Descriptions for a complete list of former and current fund names.
3   These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

</R>

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. For a description of each, see "Taxation."

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. For greater detail see "Contract Ownership and Rights."

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). See "Right To Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation."

Systematic Distribution Options: If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: You will not generally pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:

(a) Fixed Interest Options; and/or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.



II. The Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See "The Income Phase." In general, you may:

▷ Receive income phase payments over a lifetime or for a specified period;
▷ Receive income phase payments monthly, quarterly, semi-annually or annually;
▷ Select an option that provides a death benefit to beneficiaries; and
▷ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn)   5%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00[2]
Single Purchase Payment Accounts	$0.00

Maximum Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%[2]
Administrative Expense Charge	0.25%[3]
Total Separate Account Expenses	1.50%

[2] These charges may be waived, reduced or eliminated in certain circumstances. See "Fees."
[3] We only impose this charge under some contracts. See "Fees."

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

<R>

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.52%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $20 (converted to a percentage of assets equal to 0.021%), separate account annual expenses, and fund fees and expenses.

<u>***Example 1:***</u> The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$817	$1,469	$2,148	$3,356	$307	$939	$1,597	$3,356

<u>***Example 2:***</u> The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$697	$1,110	$1,551	$2,096	$181	$561	$965	$2,096

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

</R>

** This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.
<R>
The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund.
</R>
Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., ("ING") a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

<R>
Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.
</R>
The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," or by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II, and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account Prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

- **Choose options appropriate for you**. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. No more than 18 investment options may be selected for your account at any one time. Each subaccount, the Fixed Account, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account selected counts as one option.

Additional Risks of Investing in the Funds. *(Mixed and Shared Funding)* The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement Plans, as allowed by the Tax Code).. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed – bought for annuities and life insurance
▷ Shared – bought by more than one company

Possible Conflicts of Interest. With respect to the funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to the funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," or if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

<R>

The Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview – Questions: Contacting the Company." Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

</R>

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

(1) Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code section 457 (457 Plans);
(2) Tax-exempt organizations for deferrals not subject to Tax Code section 457; or
(3) Taxable organizations.

The types of plans described in (2) and (3) above are referred to as non-section 457 plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

(1) The contract holder submits the required forms and application to the Company.
(2) We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

▷ Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25.
▷ Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. See "Taxation" for further information.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan).
2. **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representatives. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder not later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in "Contract Overview-Questions: Contacting the Company." The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

I. *Maximum Transaction Fees*

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.5% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	Early Withdrawal Charge	Account Years Completed	Early Withdrawal Charge
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

▷ Used to provide payments to you during the income phase;

▷ Paid because of your death before income phase payments begin;

▷ Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cashout without a participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months;*

▷ Taken because of the election of a systematic distribution option (if available under your contract), see "Systematic Distribution Options";

▷ Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;

▷ Taken on or after the tenth anniversary of the effective date of the account;

▷ For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code, and regulations thereunder; or

▷ For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

* If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;

▷ The expected level of assets and/or cash flow under the plan;

▷ Our agent's involvement in sales activities;

▷ Our sales-related expenses;

▷ Distribution provisions under the plan;

▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;

▷ The level of employer involvement in determining eligibility for distributions under the contract; and

▷ Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Annual Maintenance Fee

Maximum Amount. $20.00. (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷   The size, type and nature of the group for which a contract is issued;
▷   The amount of contributions to the contract;
▷   The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷   The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. *Maximum Fees Deducted from the Subaccounts*

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccount.

When/How. This fee is deducted daily from the subaccount. We do not deduct this fee from any fixed interest option. This fee is assessed during the accumulation phase and the income phase. See "The Income Phase - Fees Deducted."

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷   The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
▷   The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);

▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate, or the number of participants estimated to choose the contract;

▷ The frequency, consistency and method of submitting payments;

▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;

▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;

▷ The projected frequency of distributions;

▷ The type and level of other factors that affect the overall administrative expense; and

▷ Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or before November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

▷ We do not currently impose this charge under any contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements.

▷ For contracts not in the above category, beginning on April 4, 1997 we began to deduct this charge during the accumulation phase only for contracts effective before October 31, 1996 where the number of participants was less than 30 as of November 30, 1996 and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984.

▷ We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above.

▷ We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

III. *Fund Fees and Expenses*

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;

- Service fees that are deducted from fund assets;

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

<R>
The revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2008 in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1. Fidelity Investments	7. PIMCO Funds
2. American Funds	8. AIM Investments
3. Franklin Templeton Investments	9. Pioneer Investments
4. Oppenheimer Funds	10. Calvert Funds
5. Columbia Wanger Asset Management	11. Premier VIT (Op Cap Advisors, LLC)
6. Lord Abbett Funds	

Some of the fund families listed above may not have paid any such amounts during 2008. If the revenues received from affiliated funds were included in the table above, payments from Direct Services LLC and other Company affiliates would be first on the list.
</R>
Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.
<R>
Certain funds may be structured as "fund of funds" (including the ING Solution portfolios and the ING Strategic Allocation Portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.</R>

IV. *Premium and Other Taxes*

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
▷ Deductions if any, from the fixed interest options (e.g., withdrawals, fees); plus
▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
▷ The total value of the subaccount units at the preceding valuation; minus
▷ A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (NYSE) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

▷ Select the Withdrawal Amount.
(1) Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

▷ Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
▷ Properly complete a disbursement form and submit it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company"; or
(2) On such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your contract, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

The systematic withdrawal options currently available under the contract include the following:

▷ **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract.

▷ **ECO - Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the number or address listed in "Contract Overview-Questions: Contacting the Company."

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder may revoke it at any time by submitting a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected.

Taxation. Taking a withdrawal through a systematic distribution option or revocation of election of a systematic distribution option may have tax consequences. See "Taxation."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process.

1. Following your death, the contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," we will mail payment, unless otherwise requested.

> **During the Income Phase.**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Until proof of death and a payment request in good order is received by us, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

▷ Lump-sum payment;
▷ Payment in accordance with any of the available income phase payment options (see "The Income Phase - Payment Options"); or
▷ Payment in accordance with an available systematic distribution option (subject to certain limitations). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on those accounts.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leaving your account value invested in the contract: or
▷ Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "The Income Phase - Payment Options."

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account (GAA), any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the GAA prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder or you, if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable payments;
▷ Selection of an assumed net investment rate (only if variable payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether variable or fixed payments are selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If a 3.5% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview – Questions: Contacting the Company."

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:

▷ A first income phase payment of at least $20; or
▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccount. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms Used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5-20 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** This option allows a choice of 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income - Two Lives - Cash Refund Option (limited availability - fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit - Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

---

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.
<R>
The following is a list of broker-dealers that are affiliated with the Company:

1) Bancnorth Investment Group, Inc.
2) Directed Services LLC
3) Financial Network Investment Corporation
4) Guaranty Brokerage Services, Inc.
5) ING America Equities, Inc.
6.) ING Direct Funds Limited
7.) ING Financial Advisers, LLC
8) ING Financial Markets LLC

9.) ING Financial Partners, Inc.
10) ING Funds Distributor, LLC
11) ING Investment Advisors, LLC
12) ING Investment Management Services LLC
13) Multi-Financial Securities Corporation
14) PrimeVest Financial Services, Inc.
15) ShareBuilder Securities Corporation
16) Systematized Benefits Administrators, Inc.
</R>

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders of the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.
<R>
Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.5% on transferred assets and asset-based commission ranging up to 0.10%

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.
</R>
We may also enter into special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contacts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

<R>

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or it affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

</R>

In addition to direct cash compensation for sales contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

<R>
The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) SagePoint Financial, Inc.
21) Symetra Investment Services, Inc.
3) Huckin Financial Group, Inc.
4) LPL Financial Corporation
5) Walnut Street Securities, Inc.®
6) ING Financial Partners, Inc.
7) NFP Securities, Inc.
8) Valor Insurance Agency, Inc.
9) Lincoln Financial Securities Corporation
10) Financial Network Investment Corporation
11) NRP Financial, Inc.
12) National Planning Corporation
13) Multi-Financial Securities Corporation
14) Mutual Service Corporation
15) Waterstone Financial Group
16) Northwestern Mutual Investment Services, LLC
17) Lincoln Investment Planning, Inc.
18) Cadaret, Grant & Co., Inc.
19) Securities America, Inc.
20) Edward D. Jones & Co., L.P.
21) American Portfolios Financial Services, Inc.
22) Ameritas Investment Corp.
23) First Heartland® Capital, Inc.
24) Lincoln Financial Advisors Corp.
25) Morgan Keegan and Company, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.
</R>
This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements.

▷   The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷   The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷   At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. Introduction
<R>
This section discusses our understanding of current federal income tax laws affecting the contracts. Federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses some, but not all, federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
</R>

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Deferred Compensation Contracts
The contracts are available for purchase in connection with deferred compensation plans (deferred compensation contracts).

Deferred compensation contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 457(b) and Tax Code section 457(f), as well as in connection with non-section 457 nonqualified deferred compensation plans and qualified governmental excess benefit plans under Tax Code section 415(m).

II. Taxation of Deferred Compensation Contracts

General
The contracts are primarily designed for use with Tax Code section 457(b) plans and nonqualified deferred compensation plans under Tax Code section 457(f). They may also be used with non-section 457 nonqualified deferred compensation plans and with qualified governmental excess benefit arrangements under Tax Code section 415(m). (We refer to all of these as "deferred compensation plans"). The tax rules applicable to participants in these deferred compensation plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these deferred compensation plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 457(b) and 457(f) Plans and Non-Section 457 Deferred Compensation Plans. Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). The contract is not offered in connection with 457 plans of governmental employers. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to section 457 rules, or a deferred compensation plan of a for-profit employer. Employers intending to use the contract with such plans should seek competent legal advice.

Under 457(b) plans of non-governmental employers, 457(f) plans, and non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity.

Amounts deferred under Tax Code section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005 must also meet the requirements of the Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

*   Separation from service;
*   Disability;
*   Death;
*   Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
*   Change in control or ownership of the sponsoring employer; or
*   Unforeseeable emergency.

Tax Code section 409A does not affect the application of any other provision of the Tax Code, including section 457(f), or any common law doctrines (e.g. constructive receipt).

If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:

*   Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
*   Interest at the underpayment rate plus one percent on the underpayments; and
*   An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

415(m) Arrangements. If you participate in the contract through a qualified governmental excess benefit arrangement as defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. There is no further information regarding 415(m) arrangements in this prospectus.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a deferred compensation contract.

<R>

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $16,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

</R>

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f), or required to be includible under Tax Code section 409A.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in income in the first year in which it (i) is paid or otherwise made available to you or your designated beneficiary, or (ii) is required to be includible under Tax Code section 409A.

Lifetime Required Minimum Distributions (457(b) Plans only)

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

<R>
Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Minimum Distribution Relief for 2009. The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution requirement for the 2009 plan year for government employer sponsored 457(b) plans. The relief does not extend to 457(b) plans sponsored by non-governmental employers.
</R>

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (457(b) Plans Only)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed to the designated beneficiary by

December 31, 2013. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

<R>
No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Required Minimum Distribution Relief for 2009. Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.
</R>

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Non-Governmental Employers, 457(f) Plans, and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Assignment and Other Transfers.

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

III. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ standardized average annual total returns; and
▷ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) the contract holder is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) on any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) when trading on the Exchange is restricted;

(b) when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or

(c) during any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account B

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview – Questions: Contacting the Company."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (GAA) is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in "Contract Overview - Questions: Contacting the Company."

In General. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
▷ The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:

a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA) - as described in this appendix and in the GAA prospectus;
▷ Tax Penalties and/or Tax withholding - see "   ";
▷ Early Withdrawal Charge - see "Fees"; or
▷ Maintenance Fee - see "Fees."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ Short-term - three years or less; and
▷ Long-term - ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:

▷ Transfer dollars to a new guaranteed term;
▷ Transfer dollars to other available investment options; or
▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) the Fixed Account withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
(b) the sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees - Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. This 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "Contract Overview-Questions: Contacting the Company" at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization n of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:

▷ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
▷ Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months
▷ One-fourth of the remaining Fixed Plus Account value 12 months later
▷ One-third of the remaining Fixed Plus Account value 12 months later
▷ One-half of the remaining Fixed Plus Account value 12 months later, and
▷ The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:

▷ Your death before income phase payments have begun (request must be received within 6 months after date of death); or
▷ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
▷ Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address listed in "Contract Overview-Questions: Contacting the Company." The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option (SWO). If available under your contract, SWO (described in "Systematic Distribution Options"), may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

<R>

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Artio Foreign Portfolio	ING Julius Baer Foreign Portfolio
ING Balanced Portfolio, Inc.	ING VP Balanced Portfolio, Inc.
ING BlackRock Science and Technology Opportunities Portfolio	ING BlackRock Global Science and Technology Portfolio
ING Clarion Global Real Estate Portfolio	ING VP Real Estate Portfolio
ING Clarion Real Estate Portfolio II	ING Van Kampen Real Estate Portfolio
ING Columbia Small Cap Value Portfolio	ING Columbia Small Cap Value II Portfolio
ING Growth and Income Portfolio	ING VP Growth and Income Portfolio
ING Growth and Income Portfolio II	ING Legg Mason Value Portfolio
ING Index Plus International Equity Portfolio	ING VP Index Plus International Equity Portfolio
ING Index Plus LargeCap Portfolio	ING VP Index Plus LargeCap Portfolio
ING Index Plus MidCap Portfolio	ING VP Index Plus MidCap Portfolio
ING Index Plus SmallCap Portfolio	ING VP Index Plus SmallCap Portfolio
ING Intermediate Bond Portfolio	ING VP Intermediate Bond Portfolio
ING International Value Portfolio	ING VP International Value Portfolio
ING MidCap Opportunities Portfolio	ING VP MidCap Opportunities Portfolio
ING Money Market Portfolio	ING VP Money Market Portfolio
ING Opportunistic LargeCap Portfolio	ING Opportunistic LargeCap Value Portfolio
ING Small Company Portfolio	ING VP Small Company Portfolio
ING SmallCap Opportunities Portfolio	ING VP SmallCap Opportunities Portfolio
ING Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Conservative Portfolio
ING Strategic Allocation Growth Portfolio	ING VP Strategic Allocation Growth Portfolio
ING Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Moderate Portfolio
ING U.S. Bond Index Portfolio	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund	Invesco A I M Advisors, Inc. Subadviser: Advisory entities affiliated with Invesco Aim Advisors, Inc.	Seeks growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM Variable Insurance Funds - AIM V.I. Core Equity Fund	Invesco A I M Advisors, Inc. Subadviser: Advisory entities affiliated with Invesco Aim Advisory, Inc.	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund	Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that demonstrate the potential for capital appreciation and/or dividends.
American Funds Insurance Series® – International Fund	Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadvisers:** (equity portion of Portfolio): New Amsterdam Partners LLC and SsgA Funds Management, Inc. Calvert Asset Management Company, Inc. manages fixed-income portion of Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	*A non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
Fidelity® Variable Insurance Products - Fidelity® VIP *Contrafund*® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited.	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited;	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited;	Seeks to achieve capital appreciation.
Fidelity® Variable Insurance Products - Fidelity® VIP Overseas Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited;	Seeks long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Investors Trust - ING AllianceBernstein Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING Partners Inc. – ING American Century Large Company Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Investors Trust - ING Artio Foreign Portfolio	Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Partners, Inc. – ING Baron Asset Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Investors Trust - ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. - ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	*A non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Investors Trust - ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser:** Van Kampen	A *non-diversified* portfolio that seeks total return.
ING Partners, Inc. – ING Columbia Small Cap Value Portfolio	Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC (CMA)	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	Seeks long-term growth of capital.
ING Investors Trust – ING Evergreen Health Sciences Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Investors Trust – ING FMR^{SM} Diversified Mid Cap Portfolio* ***FMR is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Investors Trust – ING Global Resources Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Funds - ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Investors Trust - ING Growth and Income Portfolio II	Directed Services LLC **Subadviser:** ING investment Management co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Investors Trust - ING Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Variable Portfolios, Inc. - ING Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. - ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. - ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Variable Portfolios, Inc. - ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment (before fees and expenses) results that correspond to the total return of a widely accepted International Index.
ING Variable Products Trust - ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Investors Trust – ING Janus Contrarian Portfolio	Directed Services LLC **Subadviser:** Janus Capital Management, LLC	A *non-diversified* Portfolio that seeks capital appreciation.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management, Inc. (JPMIM)	Seeks growth from capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING JPMorgan Small Cap Core Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Partners, Inc. - ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Investors Trust - ING Lord Abbett Affiliated Portfolio	Directed Services LLC **Subadviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust - ING MFS Utilities Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return..
ING Variable Products Trust - ING MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Money Market Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING Partners, Inc. - ING Neuberger Berman Partners Portfolio	Directed Services LLC **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. - ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** Oppenheimer Funds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Investors Trust - ING Oppenheimer Main Street Portfolio®	Directed Services LLC **Subadviser:** Oppenheimer Funds, Inc.	Seeks long-term growth of capital and future income.
ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** Oppenheimer Funds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.
ING Variable Portfolios, Inc. – ING Opportunistic Large Cap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. - ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. - ING Pioneer High Yield Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING Russell™ Large Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Variable Portfolios, Inc. – ING Russell™ Mid Cap Index Portfolio	ING Investments, Inc. **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Variable Portfolios, Inc. – ING Russell™ Small Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Variable Portfolios, Inc. - ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust - ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. - ING Solution Income Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. - ING Solution 2015 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. - ING Solution 2025 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. - ING Solution 2035 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Investors Trust - ING Stock Index Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks total return.
ING Strategic Allocation Portfolios, Inc. - ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. - ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. - ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. - ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Investors, Inc. - ING Templeton Global Growth Portfolio	Directed Services LLC **Subadviser:** Templeton Global Advisors	Seeks capital appreciation. Current income is only an incidental consideration.
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management (Thornburg)	Seeks capital appreciation.
ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Lehman BrothersAsset Mangement LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclay Capital U.S. Aggregate Bond Index®.
ING Investors Trust - ING Van Kampen Capital Growth Portfolio (Class I)	Directed Services LLC **Subadviser: Van Kampen**	Seeks long-term capital appreciation
ING Partners, Inc. - ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Investors Trust - ING Van Kampen Growth and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital appreciation.
Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Premier VIT – OpCap Mid Cap Portfolio	Allianz Global Investors Fund Management	Seeks long-term capital appreciaton.
Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Funds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust - Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
Wanger Advisors Trust –Wanger International	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *non-diversified* fund that seeks long-term growth of capital.
Wanger Advisors Trust - Wanger USA	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.

</R>

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account B Group Deferred Variable Prospectus dated May 1, 2009 for Employer-Sponsored Deferred Compensation Plans, as well as a prospectus for the Guaranteed Accumulation Account and all current prospectuses pertaining to the variable investment options available under the Contracts.

___Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75996-09) dated May 1, 2009.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75996-09

PART B


VARIABLE ANNUITY ACCOUNT B

OF

ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2009

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2009.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:


ING
USFS Customer Service
Defined Contribution Administration,
P.O. Box 990063
Windsor, CT 06199-0063
1-800-262-3862


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008 the Company and its subsidiary life company had $50 billion invested through their products, including $37 billion in their separate accounts (of which the Company,'s investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The Funds		
AIM V.I. Capital Appreciation Fund (Series I)	ING Index Plus SmallCap Portfolio (Class I)[1]	ING SmallCap Opportunities Portfolio (Class I)[1]
AIM V.I. Core Equity Fund (Series I)	ING Intermediate Bond Portfolio (Class I)[1]	ING Solution Income Portfolio (S Class)[3]
American Funds – Growth-Income Fund (Class 2)[2]	ING International Index Portfolio (Class I)	ING Solution 2015 Portfolio (S Class)[3]
American Funds – International Fund (Class 2)[2]	ING International Value Portfolio (Class I)[1]	ING Solution 2025 Portfolio (S Class)[3]
Calvert Social Balanced Portfolio [1]	ING Janus Contrarian Portfolio (Class S)	ING Solution 2035 Portfolio (S Class)[3]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Solution 2045 Portfolio (S Class)[3]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING JPMorgan Mid Cap Value Portfolio (S Class)	ING Stock Index Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING Strategic Allocation Conservative Portfolio (Class I)[1][3]
Fidelity® VIP Overseas Portfolio (Initial Class)	ING Legg Mason Partners Aggressive Growth Portfolio (I Class)	ING Strategic Allocation Growth Portfolio (Class I)[1][3]
Franklin Small Cap Value Securities Fund (Class 2)	ING Lord Abbett Affiliated Portfolio (Class I)	ING Strategic Allocation Moderate Portfolio (Class I)[1][3]
ING AllianceBernstein Mid Cap Growth Portfolio (Class S)	ING Marsico Growth Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING American Century Large Company Value Portfolio (S Class)[2]	ING Marsico International Opportunities Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING MFS Total Return Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)[1]	ING MFS Utilities Portfolio (Class S)	ING T. Rowe Price Growth Equity Portfolio (I Class)
ING Balanced Portfolio, Inc. (Class I)[1]	ING MidCap Opportunities Portfolio (Class I)[1]	ING Templeton Foreign Equity Portfolio (I Class)
ING Baron Asset Portfolio (S Class)	ING Money Market Portfolio (Class I)[1]	ING Templeton Global Growth (Class S)
ING Baron Small Cap Growth Portfolio (S Class)	ING Neuberger Berman Partners Portfolio (S Class)	ING Thornburg Value Portfolio (I Class)
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Oppenheimer Global Portfolio (I Class)	ING UBS U.S. Large Cap Equity Portfolio (I Class)
ING BlackRock Science and Technology Opportunities Portfolio(Class I)[1]	ING Oppenheimer Main Street Portfolio® (Class S)	ING U.S. Bond Index Portfolio[1]
ING Clarion Global Real Estate Portfolio (Class I)[1]	ING Oppenheimer Strategic Income Portfolio (I Class)	ING Van Kampen Capital Growth Portfolio (Class I)
ING Clarion Real Estate Portfolio[1]	ING Opportunistic LargeCap Growth Portfolio (Class I)[1]	ING Van Kampen Comstock Portfolio (S Class)
ING Columbia Small Cap Value Portfolio (S Class)	ING Opportunistic LargeCap Portfolio (Class I) [1]	ING Van Kampen Equity and Income Portfolio (I Class)
ING Davis New York Venture Portfolio (S Class)	ING PIMCO High Yield Portfolio (Class S)	ING Van Kampen Growth and Income Portfolio (Class S)
ING Evergreen Health Sciences Portfolio (Class S)	ING PIMCO Total Return Portfolio (S Class)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)*	ING Pioneer Equity Income Portfolio (Class I)	Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)
ING Global Resources Portfolio (Class S)	ING Pioneer Fund Portfolio (Class I)	OpCap Mid Cap Portfolio
ING Growth and Income Portfolio (Class I)[1]	ING Pioneer High Yield Portfolio (I Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING Growth and Income Portfolio II (ClassS)[1]	ING Pioneer Mid Cap Value Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Index Plus International Equity Portfolio (Class I)[1]	ING Russell™ Large Cap Index Portfolio (Class I)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)[1]	ING Russell™ Mid Cap Index Portfolio (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Index Plus MidCap Portfolio (Class I)[1]	ING Russell™ Small Cap Index Portfolio (Class I)	Wanger International[1])
	ING Small Company Portfolio (Class I)[1]	Wanger Select
		Wanger USA[1]

* FMR^SM is a service mark of Fidelity Management & Research Company.

1 This fund has changed its name to the name listed above. See Appendix IV – Fund Descriptions in the Contract Prospectus for a complete list of former and current fund names.

2 This fund is scheduled to be available on May 11, 2009.

3 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" in the Contract Prospectus for additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007, and 2006 amounted to $2,501,353.46, $2,507,216.09, and $2,761,989.83 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ING Life Insurance and Annuity Company and Variable Annuity Account B.

VARIABLE ANNUITY ACCOUNT B
PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
   (a)   Financial Statements:
      (1)   Included in Part A:
              Condensed Financial Information
      (2)   Included in Part B:
              Financial Statements of Variable Annuity Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2008
- Statements of Operations for the year ended December 31, 2008
- Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
- Notes to Financial Statements

Consolidated Financial Statements of ING Life Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Notes to Consolidated Financial Statements

   (b)   Exhibits
      (1)   Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
      (2)   Not applicable
      (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
      (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
      (4.1)   Variable Annuity Contract (G-CDA-HF) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
      (4.2)   Variable Annuity Contract (IA-CDA-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.3)   Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.

(4.4)   Variable Annuity Contracts (GID-CDA-HO), (GLID-CDA-HO) and (GSD-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75982), as filed on February 20, 1997.

(4.5)   Variable Annuity Contract Certificate (GDCC-HO) to Contracts GID-CDA-HO, GLID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.

(4.6)   Variable Annuity Contract Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.

(4.7)   Variable Annuity Contract Certificate GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 4, 1999.

(4.8)   Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.

(4.9)   Variable Annuity Contract (ISE-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.

(4.10)   Endorsement EGATHDF-00 to Contracts G-CDA-HD and G-CDA-HF • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.11)   Endorsement EGATHO-00 to Contracts GLID-CDA-HO and GID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.12)   Endorsement EGAT-GSDHO-00 to Contract GST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.13)   Endorsement (EGET-IC(R)) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.

(4.14)   Endorsements (EIGET-IC(R)) and (EIGF-IC) to Contracts IA-CDA-IA and I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.

(4.15)   Endorsement (EFUND97) to Contracts GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.16)   Endorsement (E98-G-CDA-HF/HD) to Contracts G-CDA-HF and
          G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 15
          to Registration Statement on Form N-4 (File No. 033-75982), as filed on April
          13, 1998.

(4.17)   Endorsement (E98-CDA-HO) to Contracts GLID-CDA-HO, GID-CDA-HO
          and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment
          No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on
          August 30, 1996.

(4.18)   Endorsement (EGETE-IC(R)) to Contracts GLID-CDA-HO, GID-CDA-HO
          and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment
          No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on
          August 30, 1996.

(4.19)   Endorsement (EGET(99)) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD,
          GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, and ISE-CDA-
          HO • Incorporated by reference to Post-Effective Amendment No. 17 to
          Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7,
          1999.

(4.20)   Endorsement EGLID-ME/AC-99 to Contract GLID-CDA-HO • Incorporated
          by reference to Post-Effective Amendment No. 22 to Registration Statement on
          Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.21)   Endorsement EEGTRRA-HEG(01) to Contracts G-CDA-HF, IA-CDA-IA,
          G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD,
          ISE-CDA-HO and Certificate GDCC-HO • Incorporated by reference to Post-
          Effective Amendment No. 22 to Registration Statement on Form N-4 (File No.
          033-81216), as filed on February 15, 2002.

(4.22)   Endorsement E-LOANA(01/01) to Contracts G-CDA-HF, G-CDA-HD,
          I-CDA-HD and I-CDA-IA and Certificates GTCC-HF and GTCC-HD •
          Incorporated by reference to Post-Effective Amendment No. 30 to Registration
          Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(4.23)   Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change •
          Incorporated by reference to Post-Effective Amendment No. 30 to Registration
          Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.24)   Endorsement EMFWV-05 to Contracts GLIT-CDA-HO, GIT-CDA-HO,
          GTCC-HO, G-CDA-HD, GTCC-HD, G-CDA-HF and GTCC-HF •
          Incorporated by reference to Post-Effective Amendment No. 33 to Registration
          Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.25)   Endorsement ENYCLLHD(4/04) to Contract G-CDA-HD(XC) and Certificate
          GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment
          No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed
          on April 14, 2006.

(4.26)   Endorsement ENYCLLGIT/GLIT(4/04) to Contracts GIT-CDA-HO, GLIT-
          CDA-HO, GTCC-HO, GTCC-HO(X) and GTCC-HD(XC) HF • Incorporated
          by reference to Post-Effective Amendment No. 33 to Registration Statement on

	Form N-4 (File No. 033-75996), as filed on April 14, 2006.
(4.27)	Endorsement E-403bR-09 to Contracts G-CDA-HF, G-CDA-HD, IA-CDA-IA and I-CDA-HD and Contract Certificates GTCC-HF and GTCC-HD
(4.28)	Endorsement E-403bTERM-08 to Contracts G-CDA-HF, G-CDA-HD, IA-CDA-IA and I-CDA-HD and Contract Certificates GTCC-HF and GTCC-HD
(5.1)	Variable Annuity Contract Application (300-GTD-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 19, 1997.
(5.2)	Variable Annuity Contract Application (710.00.141) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 033-75996), as filed on August 21, 1997.
(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(7)	Not applicable
(8.1)	Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
(8.2)	Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001.
(8.3)	First Amendment dated November 17, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001.
(8.4)	Amendment dated July 12, 2002 to Participation Agreement dated as of June 30, 1998, as amended on October 1, 2000 and November 17, 2000 by and among AIM Variable Insurance Funds, A I M Distributors, Inc., Aetna Life Insurance Company and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 32 to

Registration Statement on Form N-4 (File No. 033-75988), as filed on April 13, 2004.

(8.5)   Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.6)   First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(8.7)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.8)   Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.9)   Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.10)   Amendment No. 1 entered into as of January 1, 2008 to the Business Agreement dated April 30, 2003 by and among ING USA Annuity and Life Insurance Company (formerly known as Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, File No. 333-153337, as filed on November 14, 2008.

(8.11)   Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.12)   Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.13)   Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.14)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.15)   Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on

Form N-4 (File No. 033-75964), as filed on February 11, 1997.

(8.16)   Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-34370), as filed on September 29, 1997.

(8.17)   Sixth Amendment dated as of November 6, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 9, 1998.

(8.18)   Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and November 6, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.19)   Eighth Amendment dated as of December 1, 1999 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997 and May 1, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

(8.20)   Ninth Amendment dated as of August 15, 2007 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997 and May 1, 1998 between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), Variable Insurance Products Fund and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 15, 2008.

(8.21)   Fund Participation Agreement dated February 1, 1994 and amended December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distribution Corporation • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on

Form N-4 (File No. 033-75964), as filed on February 11, 1997.

(8.22)   Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-34370), as filed on September 29, 1997.

(8.23)   Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 033-75248), as filed on February 24, 1998.

(8.24)   Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and January 20, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.25)   Eighth Amendment dated December 1, 1999 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, January 20, 1998 and May 1, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

(8.26)   Ninth Amendment dated as of August 15, 2007 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, January 20, 1998 and May 1, 1998 between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), Variable Insurance Products Fund II and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 15, 2008.

(8.27)	Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.
(8.28)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.29)	Service Contract effective as of June 1, 2002 and amended on June 20, 2003 and by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(8.30)	First Amendment effective April 1, 2005 to Service Contract between Fidelity Distributors Corporation and ING Financial Advisers, Inc. dated June 1, 2002 and amended on June 20, 2003 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.31)	Second Amendment effective April 1, 2006 to Service Contract between Fidelity Distributors Corporation and ING Financial Advisers, Inc. dated June 1, 2002 and amended on June 20, 2003 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.32)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.33)	Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.

(8.34)	Amendment effective June 5, 2007 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.35)	Amended and Restated Administrative Services Agreement executed as of October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
(8.36)	Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.37)	Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust (renamed effective May 2, 2003, ING Investors Trust) and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-23512), as filed on August 1, 2003.
(8.38)	Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.39)	Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(8.40)	Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 • Incorporated by reference to Post-Effective Amendment No. 30 to

Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.41)   Amendment dated May 1, 2003 between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC to the Participation Agreement dated as of November 28, 2001 and subsequently amended on March 5, 2002 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.42)   Amendment dated November 1, 2004 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002 and May 1, 2003 • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005.

(8.43)   Amendment dated April 29, 2005 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002, May 1, 2003 and November 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.44)   Amendment dated August 31, 2005 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated November 28, 2001 and subsequently amended on March 5, 2002, May 1, 2003, November 1, 2004 and April 29, 2005 • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.45)   Amendment dated December 7, 2005 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002, May 1, 2003, November 1, 2004, April 29, 2005, and August 31, 2005 • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.46)   Amendment dated April 28, 2006 to the Participation Agreement between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC dated as of November 28, 2001 and subsequently amended on March 5, 2002, May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005 and December 7, 2005 • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.

(8.47)   Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-

75962), as filed on April 8, 2002.

(8.48) Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.49) Amendment dated May 1, 2003 by and between ING Partners, Inc. and ING Life Insurance and Annuity Company to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001, as amended on March 5, 2002 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.50) Amendment dated November 1, 2004 to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, as amended on March 5, 2002 and May 1, 2003 • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.

(8.51) Amendment dated April 29, 2005 to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and amended on March 5, 2002, May 1, 2003 and November 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.52) Amendment dated December 7, 2005 to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and amended on March 5, 2002, May 1, 2003, November 1, 2004 and April 29, 2005• Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.

(8.53) Amendment dated April 28, 2006 to the Shareholder Servicing Agreement (Service Class Shares) by and between ING Partners, Inc. and ING Life Insurance and Annuity Company dated November 27, 2001, and amended on March 5, 2002, May 1, 2003, November 1, 2004, April 29, 2005 and December 7, 2005 • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-134760), as filed on June 6, 2006.

(8.54) Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of

its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.55)   Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

(8.56)   Second Amendment dated December 31, 1999 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.

(8.57)   Third Amendment dated February 11, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 and December 31, 1999 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.58)   Fourth Amendment dated May 1, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999 and February 11, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.59)   Fifth Amendment dated February 27, 2001 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31,

1999, February 11, 2000 and May 1, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001.

(8.60)   Sixth Amendment dated as of June 19, 2001 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999, February 11, 2000, May 1, 2000 and February 27, 2001 among Aetna Life Insurance and Annuity Company, Aeltus Investment Management, Inc. and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund, on behalf of each of its series, Aetna Generations Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 13, 2004.

(8.61)   Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297) as filed on June 8, 1998.

(8.62)   Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.

(8.63)   Second Amendment dated February 11, 2000 to Service Agreement effective as of May 1, 1998 and amended on November 4, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of

each of its series • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.64)   Third Amendment dated May 1, 2000 to Service Agreement effective as of May 1, 1998 and amended on November 4, 1998 and February 11, 2000 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.

(8.65)   Fourth Amendment dated as of June 26, 2001 to Service Agreement with Investment Advisor effective as of May 1, 1998, as amended on November 4, 1998, February 11, 2000 and May 1, 2000 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 13, 2004.

(8.66)   Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

(8.67)   Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.68)   Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.69)	Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.70)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.71)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.72)	Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.73)	Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.
(8.74)	First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 • Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.
(8.75)	Second Amendment dated May 1, 2004 to Fund Participation Agreement between ING Life Insurance and Annuity Company, OppenheimerFunds, Inc. and Oppenheimer Variable Annuity Account Funds dated March 11, 1997 and amended December 1, 1999 • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 11, 2007.

(8.76)   Third Amendment dated August 15, 2007 to Fund Participation Agreement between ING Life Insurance and Annuity Company, OppenheimerFunds, Inc. and Oppenheimer Variable Annuity Account Funds dated March 11, 1997, and amended on December 1, 1999 and May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 15, 2008.

(8.77)   Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.78)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.79)   Administrative Services Agreement dated May 1, 2007 between OpCap Advisors, LLC and ING Life Insurance and Annuity Company and its affiliates • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(8.80)   Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.81)   First Amendment dated August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.82)   Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.83)   First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.84)   Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.85)   First Amendment dated August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.86)   Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.

(8.87)   Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.88)   Amendment No. 1 is made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005.

(8.89)   Amendment No. 2 is made and entered into as of August 15, 2007 to Participation Agreement between Pioneer Variable Contracts Trust, ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. made and entered into as of July 1, 2001 and as amended on May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 15, 2008.

(8.90)	Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.91)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.92)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.93)	First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.
(8.94)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13.1)	Powers of Attorney
(13.2)	Authorization for Signatures • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.

Item 25.   Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Richard T. Mason[1]	President
Thomas J. McInerney[1]	Director and Chairman
Catherine H. Smith[1]	Director and Senior Vice President
Bridget M. Healy[2]	Director
Robert G. Leary[2]	Director
David A. Wheat[3]	Director, Executive Vice President and Chief Financial Officer
Steven T. Pierson[3]	Senior Vice President and Chief Accounting Officer
Sue A. Collins[1]	Senior Vice President and Chief Actuary
Boyd G. Combs[3]	Senior Vice President, Tax
Valerie G. Brown[3]	Senior Vice President
Brian D. Comer[1]	Senior Vice President
Daniel H. Hanlon[1]	Senior Vice President
Shaun P. Mathews[4]	Senior Vice President
David S. Pendergrass[3]	Senior Vice President and Treasurer
Stephen J. Preston[5]	Senior Vice President
Louis E Bachetti 581 Main Street, 4th Fl. Woodbridge, NJ 07095	Vice President
Pamela Mulvey Barcia[1]	Vice President
Ronald R. Barhorst[1]	Vice President
Bradley E. Barks[3]	Vice President

M. Bishop Bastien 980 Ninth Street Sacramento, CA 95814	Vice President
Jeoffrey A. Block[6]	Vice President
Dianne Bogoian[1]	Vice President
Mary A. Broesch[5]	Vice President and Actuary
Kevin P. Brown[1]	Vice President
Robert P. Browne[3]	Vice President, Investments
Anthony V. Camp[1]	Vice President
Kevin L. Christensen[6]	Vice President
Nancy D. Clifford[1]	Vice President
Monte J. Combe[7]	Vice President
Patricia M. Corbett[6]	Vice President
Kimberly Curley[7]	Vice President and Actuary
Karen Czizik[7]	Vice President
William Delahanty[3]	Vice President
J. Randolph Dobo[7]	Vice President
Joseph Elmy[3]	Vice President, Tax
Patricia L. Engelhardt[1]	Vice President
William A. Evans[4]	Vice President
Ronald E. Falkner[1]	Vice President, Corporate Real Estate
John P. Foley[3]	Vice President, Investments
Molly A. Garrett[1]	Vice President
Robert A. Garrey[1]	Vice President
Lisa S. Gilarde[1]	Vice President
Saskia M. Goedhart[1]	Vice President

Brian K. Haendiges[1]	Vice President
Terry D. Harrell 7695 N. High Street Columbus, OH 43235	Vice President
Steven J. Haun[6]	Vice President
June P. Howard[3]	Vice President
Mark E. Jackowitz 22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
William S. Jasien 12701 Fair Lakes Circle, Ste. 470 Fairfax, VA 22033	Vice President
James B. Kauffmann[3]	Vice President, Investments
David A. Kelsey[1]	Vice President
Kenneth E. Lacy[3]	Vice President
Richard K. Lau[5]	Vice President and Actuary
William H. Leslie, IV[1]	Vice President and Actuary
Frederick C. Litow[3]	Vice President
Laurie A. Lombardo[1]	Vice President
William L. Lowe[1]	Vice President
Alan S. Lurty[5]	Vice President
Christopher P. Lyons[3]	Vice President, Investments
Gilbert E. Mathis[3]	Vice President, Investments
Gregory R. Michaud[3]	Vice President, Investments
Gregory J. Miller[1]	Vice President
Paul L. Mistretta[3]	Vice President
Maurice M. Moore[3]	Vice President, Investments

Brian J. Murphy[1]	Vice President
Michael J. Murphy[5]	Vice President
Todd E. Nevenhoven[6]	Vice President
Deborah J. Prickett[6]	Vice President
Robert A. Richard[1]	Vice President
Linda E. Senker[5]	Vice President, Compliance
Spencer T. Shell[3]	Vice President, Assistant Treasurer and Assistant Secretary
Frank W. Snodgrass 9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Libby J. Soong[1]	Vice President and Chief Compliance Officer
Christina M. Starks 2000 21st Avenue NW Minot, North Dakota 58703	Vice President
Carl P. Steinhilber[1]	Vice President
Sandra L. Stokley[6]	Vice President
Alice Su[5]	Vice President and Actuary
Lisa A. Thomas[1]	Vice President and Appointed Actuary
Eugene M. Trovato[1]	Vice President
Mary A. Tuttle[7]	Vice President
William J. Wagner[7]	Vice President
Kurt W. Wassenar[3]	Vice President, Investments
Christopher R. Welp[6]	Vice President
Michellen A. Wildin[7]	Vice President
Matthew L. Condos[1]	Actuary
Scott N. Shepherd[1]	Actuary

Joy M. Benner[8]	Secretary
Edward Attarian[5]	Assistant Secretary
Eric G. Banta[7]	Assistant Secretary
Jane A. Boyle[1]	Assistant Secretary
Diana R. Cavender[8]	Assistant Secretary
Linda H. Freitag[3]	Assistant Secretary
Daniel F. Hinkel[3]	Assistant Secretary
Joseph D. Horan[3]	Assistant Secretary
Megan A. Huddleston[1]	Assistant Secretary
Rita J. Kummer[3]	Assistant Secretary
Susan A. Masse[1]	Assistant Secretary
Terri W. Maxwell[3]	Assistant Secretary
James M. May, III[3]	Assistant Secretary
Tina M. Nelson[8]	Assistant Secretary
Melissa A. O'Donnell[8]	Assistant Secretary
Randall K. Price[7]	Assistant Secretary
Patricia M. Smith[1]	Assistant Secretary
John F. Todd[1]	Assistant Secretary
Susan M. Vega[8]	Assistant Secretary
Diane I. Yell 100 Washington Square Minneapolis, MN 55401	Assistant Secretary
Glenn A. Black[3]	Tax Officer
Terry L. Owens[3]	Tax Officer
James H. Taylor[3]	Tax Officer

*   These individuals may also be directors and/or officers of other affiliates of the Company.

1   The principal business address of these directors and these officers is One Orange Way Windsor, Connecticut 06095.

2   The principal business address of these directors is 230 Park Avenue, New York, New York 10169.

3   The principal business address of these directors and these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.

4   The principal business address of these officers is 10 State House Square, Hartford, Connecticut 06103.

5   The principal business address of these officers is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

6   The principal business address of these officers is 909 Locust Street, Des Moines, Iowa 50309.

7   The principal business address of these officers is 1290 Broadway, Denver, Colorado 80203.

8   The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 28 in Post Effective Amendment No. 26 to Registration Statement on Form N-6 for Select*Life Variable Account of ReliaStar Life Insurance Company as filed with the Securities and Exchange Commission on April 7, 2009 (File Nos. 033-57244, 811-04208).

Item 27.   Number of Contract Owners

As of February 27, 2009, there were 59,609 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B of ING Life Insurance and Annuity Company.

Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-

775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(3); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, ING America Insurance Holdings, Inc. maintains a Professional Liability and fidelity bond insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling financial interest of 50% or more. These policies include the principal underwriter, as well as the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of €125,000,000. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29.   Principal Underwriter

(a)   In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC also acts as the principal underwriter for ING Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Annuity Account C of ILIAC, Variable Annuity Account I of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Separate

Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act.), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trusts under the 1940 Act) (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H, I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P, and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst 4225 Executive Square La Jolla, California 92037	Director and President
Brian D. Comer[1]	Director and Senior Vice President
Randall L. Ciccati[1]	Director
Boyd G. Combs[2]	Senior Vice President, Tax
Daniel P. Hanlon[1]	Senior Vice President
William Jasien[3]	Senior Vice President
Louis E. Bachetti 581 Main Street, 4th Fl. Woodbridge, NJ 07095	Senior Vice President
Pamela Mulvey Barcia[1]	Vice President
Robert H. Barley[1]	Vice President
M. Bishop Bastien 980 Ninth Street Sacramento, CA 95814	Vice President
Nancy B. Bocella[1]	Vice President
Dianne Bogoian[1]	Vice President

J. Robert Bolchoz Columbia, South Carolina	Vice President
David A. Brounley[1]	Vice President
Anthony V. Camp, Jr.[1]	Vice President
Mary Kathleen Carey-Reid[1]	Vice President
Nancy D. Clifford[1]	Vice President
William P. Elmslie New York, New York	Vice President
Joseph J. Elmy[2]	Vice President, Tax
Brian K. Haendiges[1]	Vice President
Bernard P. Heffernon 10740 Nall Ave., Ste. 120 Overland Park, KS 66211	Vice President
David Kelsey[1]	Vice President
Christina Lareau[1]	Vice President
George D. Lessner Richardson, Texas	Vice President
Katherine E. Lewis 2675 N Mayfair Road, Ste. 501 Milwaukee, WI 53226	Vice President
David J. Linney 2900 N. Loop W., Ste. 180 Houston, TX 77092	Vice President
Frederick C. Litow[2]	Vice President
Mark R. Luckinbill 2841 Plaza Place, Ste. 210 Raleigh, NC 27612	Vice President
Richard T. Mason[1]	Vice President
Scott T. Neeb 4600 Ulster Street Denver, CO 80237	Vice President
David Pendergrass[2]	Vice President and Treasurer
Ethel Pippin[1]	Vice President

Michael J. Pise[1]	Vice President
Deborah Rubin[3]	Vice President
Todd Smiser 2525 Cabot Drive, Suite 100 Lisle, IL 60532	Vice President and Assistant Secretary
Frank W. Snodgrass 150 4th Ave., N., Ste. 410 Nashville, TN 37219	Vice President
Christina M. Starks 2000 21st Avenue NW Minot, North Dakota 58703	Vice President
S. Bradford Vaughan, Jr. 601 Union St., Ste. 810 Seattle, WA 98101	Vice President
Forrest R. Wilson 2202 N. Westshore Blvd. Tampa, Florida 33607	Vice President
Judeen T. Wrinn[1]	Vice President
Nancy S. Stillman[1]	Assistant Vice President
Libby J. Soong[1]	Chief Compliance Officer
Kristin H. Hultgren[1]	Chief Financial Officer
Joy M. Benner[4]	Secretary
Randall K. Price[4]	Assistant Secretary
John F. Todd[1]	Assistant Secretary
Susan M. Vega[4]	Assistant Secretary
Glenn A. Black[2]	Tax Officer
Terry L. Owens[2]	Tax Officer
James H. Taylor[2]	Tax Officer

1   The principal business address of these directors and these officers is One Orange Way, Windsor, Connecticut 06095-4774.
2   The principal business address of these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.

3   The principal business address of these officers is 12701 Fair Lakes Circle, Suite 470, Fairfax, Virginia 22033.
4   The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.

(c)   Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
ING Financial Advisers, LLC				$2,501,353.46

*   Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company during 2008.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at ING Americas at 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390.

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

   (a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

   (b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of ING Life Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75996) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 15th day of April, 2009.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
    (Registrant)

By: ING LIFE INSURANCE AND ANNUITY
       COMPANY
       (Depositor)

By: <u>Richard T. Mason*</u>
       Richard T. Mason
       President

As required by the Securities Act of 1933, this Post-Effective Amendment No. 38 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title		Date
<u>Richard T. Mason*</u> Richard T. Mason	President (principal executive officer)	)))	
<u>Thomas J. McInerney*</u> Thomas J. McInerney	Director and Chairman	)))	April 15, 2009
<u>Catherine H. Smith*</u> Catherine H. Smith	Director and Senior Vice President	)))	
<u>Bridget M. Healy*</u> Bridget M. Healy	Director	)))	
<u>Robert G. Leary*</u> Robert G. Leary	Director	)))	

David A. Wheat*	Director, Executive Vice President and Chief Financial	)
David A. Wheat	Officer	)
		)
Steven T. Pierson*	Senior Vice President and Chief Accounting Officer	)
Steven T. Pierson		)

By: /s/Michael A. Pignatella
        Michael A. Pignatella
        *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

Exhibit No.	Exhibit	
99-B.4.27	Endorsement E-403bR-09 to Contracts G-CDA-HF, G-CDA-HD, IA-CDA-IA and I-CDA-HD and Contract Certificates GTCC-HF and GTCC-HD	_____
99-B.4.28	Endorsement E-403bTERM-08 to Contracts G-CDA-HF, G-CDA-HD, IA-CDA-IA and I-CDA-HD and Contract Certificates GTCC-HF and GTCC-HD	_____
99-B.9	Opinion and Consent of Counsel	_____
99-B.10	Consent of Independent Registered Public Accounting Firm	_____
99-B.13.1	Powers of Attorney	_____